UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Milton Almicar Silva Vargas e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy e-mail: 4823.jean@bradesco.com.br telephone number: (55 11) 2178-6229 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published	Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2006
Event	Date
Forwarding to BOVESPA (São Paulo Stock Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin- American Market) and making available to Stockholders (Site).	02.12.2007
Publication	02.27.2007

Standardized Financial Statements (DFP), related to the year ended on 12.31.2006
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	02.12.2007

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.2.

Cash Dividends in the allocation of results related to the year ended on 12.31.2006
Profit	Event/ Record Date	Amount in R$	Value in R$/Stock		Payment Date
			Common Stock	Preferred Stock
Monthly Interest On Own Capital (*)	Notices: 12.28.2005, 1.27 and 2.24.2006	391,127,875.46	0.02850000	0.03135000	2.1, 3.1 and 4.3.2006
	Record Date: 1.2, 2.1 and 3.1.2006
	Notices: 3.29, 4.27, 5.26, 6.26, 7.27, 8.25, 9.27, 10.27 and 11.24.2006		0.032775000	0.036052500	5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1, 12.1.2006 and 1.2.2007
	Record Date: 4.3, 5.2, 6.1, 7.3, 8.1, 9.1, 10.2, 11.1 and 12.1.2006
Intermediary Interest on Own Capital 1st half/2006	Special Meeting of the Board of Directors 06.30.2006	336,990,727.74	0.327750000	0.360525000	07.20.2006
Complementary Interest on Own Capital of year 2006	Special Meeting of the Board of Directors 10.05.2006	806,452,828.19	0.784333536	0.862766889	12.07.2006
Dividends	Special Meeting of the Board of Directors 10.05.2006	585,000,000.00	0.568954689	0.625850158	12.07.2006
Complementary Dividends	Special Meeting of the Board of Directors 03.05.2007	40,000,000.00	0.038062452	0.041868697	03.15.2007
Obs.: * Up to Interest on Own Capital referring to March 2006, the amount of R$0.02850000 was paid per common stock and R$0.03135000 per preferred stock, increased in 3.24.2006 to R$0.032775000 per common stock and R$0.036052500 per preferred stock, as from Interest referring to April 2006.

Annual Information (IAN), related to the year ended on 12.31.2006
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	04.12.2007

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.3.

Consolidated Annual Financial Statements, according to the US GAAP, related to the year ended on 12.31.2006
Event	Date
Forwarding to BOVESPA, CVM, SEC, NYSE, LATIBEX and making available to Stockholders (Site)	06.29.2007

Financial Statements and Consolidated Financial Statements related to the 2nd quarter/2007
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site)	08.06.2007
Publication	08.08.2007

Quarterly Report (ITR)
Event	Date
Forwarding to BOVESPA, CVM and making available to Stockholders (Site) Relating to 1st quarter/2007	05.07.2007
Relating to 2nd quarter/2007	08.06.2007
Relating to 3rd quarter/2007	11.05.2007

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Stockholders (Site) Relating to 1st quarter/2007	05.07.2007
Relating to 2nd quarter/2007	08.06.2007
Relating to 3rd quarter/2007	11.05.2007

Silence Period prior to the Disclosure of Results
Disclosure of Results	Date
Annual/2006	01.28.2007 to 02.11.2007
Relating to 1st quarter/2007	04.22.2007 to 05.06.2007
Relating to 2nd quarter /2007	07.22.2007 to 08.05.2007
Relating to 3rd quarter/2007	10.21.2007 to 11.04.2007

Disclosure of Results
Event	Date
Annual/2006	02.12.2007
Relating to 1st quarter/2007	05.07.2007
Relating to 2nd quarter /2007	08.06.2007
Relating to 3rd quarter/2007	11.05.2007

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.4.

Public Meeting with Analysts
Event	Date
Public Meeting with Analysts, open to other interested parties	03.20.2007 (Tuesday) - Campinas, SP
 03.21.2007 (Wednesday) - Goiânia, GO
 04.03.2007 (Tuesday) - Juiz de Fora, MG
 06.13.2007 (Wednesday) - Uberlândia, MG
 06.14.2007 (Thursday) - Florianópolis, SC
 06.21.2007 (Thursday) - Curitiba, PR
 09.13.2007 (Thursday) - Fortaleza, CE
 09.18.2007 (Tuesday) - Porto Alegre, RS
 09.20.2007 (Thursday) - Brasília, DF
 09.25.2007 (Tuesday) - Rio de Janeiro, RJ
 09.27.2007 (Thursday) - Belo Horizonte, MG
 10.02.2007 (Tuesday) - São Paulo, SP
 12.04.2007 (Tuesday) - Salvador, BA
12.06.2007 (Thursday) - Recife, PE

Special Stockholders’ Meeting and Annual Stockholders’ Meeting
Event	Date
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.07.2007
Publication of the Notice referred to in Article 133 of Corporate Law	DOESP - February 10th , 13th and 14th , 2007 DC - February 12th , 13th and 14th , 2007
Sending of the Notice referred to in Article 133 of Corporate Law to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.12.2007
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.21.2007
Publication of Call Notice	February 22nd , 23rd and 27th , 2007
Date of the Special and Annual Stockholders’ Meetings to be held	03.12.2007
Sending of the main resolutions of the Special and Annual Stockholders’ Meetings to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.12.2007
Sending of the Minutes of the Special and Annual Stockholders’ Meetings to BOVESPA and CVM	03.22.2007
Sending of Board of Director’s proposal for the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	08.09.2007
Sending of Public Call Notice to BOVESPA, CVM, SEC, NYSE and LATIBEX	08.09.2007
Publication of Call Notice	August 10th, 11th and 14th, 2007
Date of the Special Stockholders’ Meeting to be held	08.24.2007
Sending of the main resolutions of the Special Stockholders’ Meeting to BOVESPA, CVM, SEC, NYSE and LATIBEX	08.24.2007
Sending of the Minutes of the Special Stockholders’ Meeting to BOVESPA and CVM	09.03.2007

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.5.

Board of Directors/Board of Executive Officers’ Meetings
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors to increase the amount of the Monthly Interest on Own Capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.07.2007
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal to increase the amount of the Monthly Interest on Own Capital and registering the proposal for the Annual and Special Stockholders’ Meeting as of 03.12.2007 - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.07.2007
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Dividends to the Interest on Own Capital and Dividends related to the fiscal year 2006 - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	02.22.2007
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary Dividends to the Interest on Own Capital and Dividends related to the fiscal year 2006 - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	03.05.2007
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Intermediary Dividends - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.13.2007
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Intermediary Dividends - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	06.27.2007
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Interest on Own Capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	11.21.2007
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary Interest on Own Capital - forwarding of information to BOVESPA, CVM, SEC, NYSE and LATIBEX	12.05.2007

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.6.

Notices to the Market related to Monthly Interest on Own Capital in compliance with the System for Monthly Payment to Stockholders
Notice Date	Record Date of right to Interest	Reference Month	Payment Date
December 28th , 2006	January 2nd	January	February 1st
January 24th	February 1st	February	March 1st
Type of Stock	Gross/Stock	Net/Stock
Common Stock	R$0.032775000	R$0.027858750
Preferred Stock	R$0.036052500	R$0.030644625

Notice Date		Record Date of right to Interest	Reference Month	Payment Date
February 21st		March 1st	March	April 2nd
Type of Stock		Gross/Stock	Net/Stock
1	Common Stock	R$0.036052500	R$0.030644625
	Preferred Stock	R$0.039657750	R$0.033709088

Notice Date	Record Date of right to Interest	Reference Month	Payment Date
March 23rd	April 2nd	April	May 2nd
April 20th	May 2nd	May	June 1st
May 23rd	June 1st	June	July 2nd
June 22nd	July 2nd	July	August 1st
July 20th	August 1st	August	September 3rd
August 24th	September 3rd	September	October 1st
September 21st	October 1st	October	November 1st
October 24th	November 1st	November	December 3rd
November 23rd	December 3rd	December	January 2nd , 2008
December 21st , 2007	January 2nd , 2008	January/2008	February 1st , 2008
Type of Stock	Gross/Stock	Net/Stock
2	Common Stock	R$0.018026250	R$0.015322313
Preferred Stock	R$0.019828875	R$0.016854544

Banco Bradesco S.A.

Calendar of Corporate Events - 2007

.7.

OBS.: Monthly Interest on Own Capital:

     1. increased by 10% on 2.7.2007 to the amount of R$0.036052500 per common stock and R$0.039657750 per preferred stock, as from Interest referring to March 2007;

     2. adjusted to R$0.018026250 per common stock and R$0.019828875 per preferred stock, as from Interest referring to April 2007, due to the bonus of 100% in stocks, approved at the Special      Stockholders' Meeting held on March 12th , 2007, which aimed  only at adjusting the value of the market quote to a more attractive level for trading, providing the stocks with a better liquidity.  Thus, the stockholders will continue to receive an equal amount of Interest.

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer
August 10th , 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.